UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 7)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                          First Aviation Services, Inc.
                        ---------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    31865W108
                      --------------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 August 27, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)



                              (Page 1 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108                13D/A                     Page 2 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Partners Small Cap Value, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3688497

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   751,058 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            751,058 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         751,058 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.4% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------






                               (Page 2 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108                13D/A                     Page 3 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Small Cap Value Offshore
         Fund, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Not Applicable

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   405,452 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            405,452 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         405,452 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------


                                (Page 3 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108                13D/A                     Page 4 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   917,434 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            917,434 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         917,434 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.7% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------









                               (Page 4 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108                13D/A                     Page 5 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Nelson Obus
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   100,000 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            100,000 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,000 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------








                               (Page 5 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108                13D/A                     Page 6 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Channel Partnership II, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  22-3215653

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   23,700 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            23,700 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,700 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------









                               (Page 6 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108                13D/A                     Page 7 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Capital Management LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4018186

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   1,668,492 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            1,668,492 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,668,492 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.1% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO (Limited Liability Company)
--------------------------------------------------------------------------------









                               (Page 7 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108                13D/A                     Page 8 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Capital, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  N/A

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   405,452 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            405,452 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         405,452 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------









                               (Page 8 of 15 Pages)

          This Amendment No. 7 (the "Amendment") amends and restates in its entirety the Statement of Beneficial Ownership on Schedule 13D, Amendment No. 6, filed with the Securities and Exchange Commission (the "Commission") on November 7, 2000 (the "Schedule 13D, Amendment No. 6 "), by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Channel Partnership II, L.P. ("Channel") and Nelson Obus ("Mr. Obus" and, collectively with the Partnership, the Partnership-I, the Fund and Channel, the "Original Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"). The Original Reporting Persons, WCM and WCI are sometimes referred to collectively herein as the "Wynnefield Group."

          The Wynnefield Group is voluntarily filing this Amendment to reflect an increase in the percentage of the class of outstanding Common Stock it beneficially owns, since the filing of the Schedule 13D, Amendment No. 6. Although the Wynnefield Group has made acquisitions of shares of Common Stock since the filing of the Schedule 13D, Amendment No. 6, the increase in the percentage of the class of outstanding Common Stock beneficially owned is primarily a result of the Issuer's repurchase of approximately 1 million shares of previously outstanding Common Stock during fiscal year 2001, and not a result of the Wynnefield Group's acquisitions. Such acquisitions have been publicly reported on Forms 4, filed with the Commission, and the sole purpose of this Amendment is to update the Wynnefield Group's public information available on
Schedule 13D, Amendment No. 6 with timely and accurate information.

ITEM 1. SECURITY AND ISSUER.

          This Amendment relates to shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 15 Riverside Avenue, Westport, Connecticut 06880-4214.

ITEM 2. IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f). This Amendment is being filed by the Partnership, the Fund, Partnership-I, Channel, WCM and WCI, which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Obus, an individual.

          WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

          The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

          (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative


                              (Page 9 of 15 Pages)
body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Wynnefield Group entities made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:



Name              Date of Purchase        Number of Shares    Consideration Paid

Partnership*        July 23, 2002              2,000              $8,900
Partnership-I*      July 31, 2002                500              $2,400
Fund**              August 27, 2002            2,500             $10,550
Channel             July 19, 2002                500              $2,325
Mr. Obus***         April 23, 1999*          100,000            $579,868


* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

*** This date represent the last date of purchase of any securities of the Issuer by Mr. Obus. The Number of Shares reflect the total number of shares held by Mr. Obus on that date and on the date of the filing of this Amendment.

          Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group (except for Mr. Obus, who used personal funds). Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

          Each member of the Wynnefield Group acquired the shares of Common Stock reported in Item 5 below for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has recommended, and from time-to-time, may continue to recommend to the Issuer's management various strategies for increasing shareholders' value. The Wynnefield Group and the Issuer's management have continued their dialogue on this and related subjects.

          The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize shareholder value if faced with continuing difficult economic conditions. The Wynnefield Group reserves the right to change its plans and intentions



                             (Page 10 of 15 Pages)
at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

          Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a) - (c) As of September 4, 2002, the Wynnefield Group beneficially owned in the aggregate 2,197,644 shares of Common Stock, constituting approximately 30.45% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,218,346 shares outstanding on June 7, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended April 30, 2002 filed with the Commission on June 14, 2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:



                                                               APPROXIMATE
                                      NUMBER OF               PERCENTAGE OF
         NAME                          SHARES                OUTSTANDING SHARES
         ----                          ------                ------------------
         Partnership *                 751,058               10.4%
         Partnership-I *               917,434               12.7%
         Fund **                       405,452               5.6%
         Channel II                    23,700                0.3%
         Mr. Obus                      100,000               1.4%


* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

          WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

          Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

          WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund,



                             (Page 11 of 15 Pages)
has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

          Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

          Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 2,197,644 shares of Common Stock, constituting approximately 30.45% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,218,346 shares outstanding on June 7, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended April 30, 2002 filed with the Securities and Exchange Commission on June 14, 2002).

          The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

          To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock affected since the filing of the Schedule 13D, Amendment No. 6, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the
Schedule 13D, Amendment No. 6.

          The Wynnefield Group has made purchases of shares of Common Stock since the filing of the Schedule 13D, Amendment No. 6, as follows:




Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------

Partnership           December 18, 2000                   3,400                 $4.56
Partnership           December 19, 2000                   500                   $4.56
Partnership           December 20, 2000                   500                   $4.55
Partnership           December 28, 2000                   6,000                 $4.50
Partnership           January 4, 2001                     1,100                 $4.44



                             (Page 12 of 15 Pages)


Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------

Partnership           February 23, 2001                   1,000                 $4.18
Partnership           February 28, 2001                   400                   $4.40
Partnership           March 8, 2001                       1,300                 $4.33
Partnership           March 16, 2001                      700                   $4.33
Partnership           March 26, 2001                      700                   $4.15
Partnership           April 6, 2001                       500                   $4.40
Partnership           June 5, 2001                        700                   $4.18
Partnership           June 5, 2001                        1,000                 $4.62
Partnership           August 29, 2001                     525                   $4.35
Partnership           December 17, 2001                   200                   $4.52
Partnership           December 27, 2001                   100                   $4.22
Partnership           December 28, 2001                   2,000                 $4.35
Partnership           July 23, 2002                       2,000                 $4.45

Partnership - I       December 18, 2000                   3,900                 $4.56
Partnership - I       December 28, 2000                   7,000                 $4.50
Partnership - I       January 4, 2001                     1,400                 $4.44
Partnership - I       March 16, 2001                      800                   $4.33
Partnership - I       March 22, 2001                      300                   $4.15
Partnership - I       March 26, 2001                      900                   $4.15
Partnership - I       April 6, 2001                       500                   $4.40
Partnership - I       June 5, 2001                        800                   $4.18
Partnership - I       June 5, 2001                        1,200                 $4.62
Partnership - I       August 29, 2001                     675                   $4.35
Partnership - I       May 13, 2002                        1,000                 $4.77
Partnership - I       July 16, 2002                       100                   $4.65
Partnership - I       July 26, 2002                       1,200                 $4.60
Partnership - I       July 31, 2002                       500                   $4.80

Fund                  December 18, 2000                   1,600                 $4.56
Fund                  January 4, 2001                     500                   $4.44
Fund                  March 16, 2001                      300                   $4.33
Fund                  March 26, 2001                      400                   $4.15
Fund                  June 5, 2001                        500                   $4.62
Fund                  August 29, 2001                     300                   $4.35
Fund                  June 19, 2002                       100                   $5.02
Fund                  August 22, 2002                     200                   $4.32
Fund                  August 23, 2002                     452                   $4.35



                             (Page 13 of 15 Pages)


Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------

Fund                  August 27, 2002                     2,500                 $4.22

Channel II            June 28, 2002                       200                   $4.75
Channel II            July 19, 2002                       500                   $4.65


          (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of September 4, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Amendment and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

          Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of September 4, 2002, among the Partnership, Partnership-I, Fund, WCM, WCI, Channel and Mr. Obus.




                                (Page 14 of 15 Pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  September 4, 2002



                          WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                          By:    Wynnefield Capital Management, LLC,
                                 General Partner

                          By:    /s/ Nelson Obus
                                 --------------------------------------------
                                 Nelson Obus, Co-Managing Member


                          WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                          By:    Wynnefield Capital Management, LLC,
                                 General Partner

                          By:    /s/ Nelson Obus
                                 --------------------------------------------
                                 Nelson Obus, Co-Managing Member


                          WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                          By:    Wynnefield Capital, Inc.


                          By:    /s/ Nelson Obus
                                 --------------------------------------------
                                    Nelson Obus, President


                          WYNNEFIELD CAPITAL MANAGEMENT, LLC


                          By:    /s/ Nelson Obus
                                 --------------------------------------------
                                 Nelson Obus, Co-Managing Member


                          WYNNEFIELD CAPITAL, INC.


                          By:    /s/ Nelson Obus
                                 --------------------------------------------
                                 Nelson Obus, President


                          CHANNEL PARTNERSHIP II, L.P.

                          By:    /s/ Nelson Obus
                                 --------------------------------------------
                                 Nelson Obus, General Partner


                          /s/ Nelson Obus
                          ----------------------------------------------------
                          Nelson Obus, Individually



                             (Page 15 of 15 Pages)